Exhibit (d)(65)
AMENDMENT TO
JANUS ASPEN SERIES
INVESTMENT ADVISORY AGREEMENT
OVERSEAS PORTFOLIO
     THIS AMENDMENT is made this 3rd day of December, 2010, between JANUS ASPEN SERIES, a Delaware statutory trust (the “Trust”), and JANUS CAPITAL MANAGEMENT LLC, a Delaware limited liability company (“JCM”).
WITNESSETH
     WHEREAS, the Trust and JCM are parties to an Amended and Restated Investment Advisory Agreement on behalf of Overseas Portfolio (the “Fund”), dated July 1, 2010 (the “Agreement”);
     WHEREAS, the parties desire to amend the Agreement as set forth in greater detail below;
     WHEREAS, pursuant to Section 11 of the Agreement, any amendment to the Agreement is subject to approval (i) by a majority of the Trustees, including a majority of the Trustees who are not interested persons (as that phrase is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”)) of any party to the Agreement, and (ii) if required by applicable law, by the affirmative vote of a majority of the outstanding voting securities of the Fund (as that phrase is defined in Section 2(a)(42) of the 1940 Act);
     WHEREAS, the parties have obtained Trustee approval as set forth above, and the parties agree that a shareholder vote is not required to amend the Agreement; and
     NOW, THEREFORE, in consideration of the premises and of the mutual agreements set forth below, the parties agree to amend the Agreement as follows:
     1. The following paragraph in Schedule A of the Agreement is deleted and replaced with the following below. All other paragraphs and sections of Schedule A remain in full force and effect.
     For purposes of computing the Base Fee and the Performance Adjustment, net assets are averaged over different periods (average daily net assets during the relevant month for the Base Fee versus average daily net assets during the Performance Period for the Performance Adjustment). The Base Fee is calculated and accrued daily. The Performance Adjustment is calculated monthly in arrears and is accrued daily, beginning no later than the second business day of the month, and thereafter, the amount is distributed evenly throughout the month. The investment advisory fee is paid monthly in arrears.

     2. The parties acknowledge that the Agreement, as amended, remains in full force and effect as of the date of this Amendment, and that this Amendment, together with the Agreement and any prior amendments, contains the entire understanding and the full and complete agreement of the parties and supercedes and replaces any prior understandings and agreements among the parties respecting the subject matter hereof.
     3. This Amendment may be contemporaneously executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.
     IN WITNESS WHEREOF, the parties have caused their duly authorized officers to execute this Amendment as of the date first above written.

JANUS CAPITAL MANAGEMENT LLC
By:	/s/ Heidi Hardin
Heidi W. Hardin
Senior Vice President, General Counsel and Secretary

JANUS ASPEN SERIES
By:	/s/ Stephanie Grauerholz-Lofton
Stephanie Grauerholz-Lofton
Vice President, Legal Counsel and Secretary